SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
MARCH 15, 2006
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:
Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures: ANGLOGOLD ASHANTI NOTICE OF ANNUAL GENERAL MEETING

05
Notice of
Annual
General
Meeting

AngloGold Ashanti Limited
(Incorporated in the
Republic of South Africa)
Registration number
1944/017354/06
ISIN: ZAE000043485
JSE Share code: ANG
(“AngloGold Ashanti” or
“the company”)
This document is important and
requires your immediate attention
If you are in any doubt about what
action you should take, consult
your stockbroker, attorney, banker,
financial adviser, accountant or
other professional adviser
immediately
If you have disposed of all your
shares in AngloGold Ashanti you
should pass this document and
the enclosed proxy form/CDI
voting instruction form to the
purchaser of such shares or the
stockbroker, banker or other agent
through whom the disposal was
effected for transmission to the
purchaser
Registered and corporate
office
11 Diagonal Street,
Johannesburg, 2001
(PO Box 62117
Marshalltown, 2107)
South Africa
AngloGold Ashanti Limited
Annual General Meeting
INVITATION
Friday, 5 May 2006
11:00
The Country Club Johannesburg
Napier Road
Auckland Park
Johannesburg
South Africa
Included in this document are the following:
•
The notice of meeting setting out the resolutions to be proposed, together with explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose an AGM location map is included) or to vote by proxy.
•
Proxy form for completion, signature and submission to the share registrars by shareholders holding AngloGold Ashanti ordinary shares in certificated form or recorded in sub-registered electronic form in “own name”.
•
CDI voting instruction form for completion, signature and submission by Australian holders of Chess Depositary Interests (CDIs).
Shareholders on the South African register who have dematerialised through STRATE their
AngloGold Ashanti ordinary shares, other than those whose shareholding is recorded in their “own name” in the sub-register maintained by their Central Securities Depository
Participant (CSDP) and who wish to attend the meeting in person, will need to request their
CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

Notice is hereby given that the 62nd annual
general meeting of shareholders of AngloGold
Ashanti Limited will be held at The Country Club
Johannesburg, Napier Road, Auckland Park,
Johannesburg, South Africa, on Friday, 5 May
2006, at 11:00, to consider and, if deemed fit,
pass, with or without modification, the following
ordinary and special resolutions in the manner
required by the Companies Act, 61 of 1973, as
amended, and subject to the Listings
Requirements of the JSE Limited and other stock
exchanges on which the company’s ordinary
shares are listed.
Ordinary business
1.
Ordinary resolution number 1
Adoption of financial statements
“Resolved that the consolidated audited
annual financial statements of the
company and its subsidiaries,
incorporating the auditors’ and directors’
reports for the year ended 31 December
2005, be received and adopted.”
The reason for proposing ordinary
resolution number 1 is to receive and
adopt the consolidated annual financial
statements of the company and its
subsidiaries for the last completed
financial year. These are contained within
the annual report.
2.
Ordinary resolution number 2
Re-election of director
“Resolved that Mr FB Arisman, who retires
in terms of the Articles of Association and
who is eligible and available for re-
election, is hereby re-elected as a director
of the company.”
The reason for proposing ordinary
resolution number 2 is because
Mr FB Arisman, retires as a director of the
company by rotation at the annual general
meeting.
Frank Arisman, MSc (Finance), has been a
member of the AngloGold board since
April 1998. He resides in New York and
retired, after 32 years of service, from
JP Morgan Chase, where he held the
position of managing director.
3.
Ordinary resolution number 3
Re-election of director
“Resolved that Mrs E le R Bradley, who
retires in terms of the Articles of
Association and who is eligible and
available for re-election, is hereby re-
elected as a director of the company.”
The reason for proposing ordinary
resolution number 3 is because Mrs E le R
Bradley retires as a director of the
company by rotation at the annual general
meeting.
Elisabeth Bradley was appointed to the
AngloGold board in April 1998. She is non-
executive chairman of Wesco Investments
Limited and Toyota South Africa (Proprietary)
Limited and a director of a number of other
companies. She is deputy chairman of the
South African Institute of International Affairs.
4.
Ordinary resolution number 4
Re-election of director
“Resolved that Mr RP Edey who retires in
terms of the Articles of Association and
who is eligible and available for re-
election, is hereby re-elected as a director
of the company.”
The reason for proposing ordinary
resolution number 4 is because Mr RP Edey
retires as a director of the company by
rotation at the annual general meeting.
Russell Edey, FCA, was appointed to the
AngloGold board in April 1998 and is
currently chairman of the board, having
previously served as deputy chairman from
December 2000 till May 2003. Based in the
United Kingdom, he is deputy chairman of
NM Rothschild Corporate Finance and a
director of a number of other companies.
5.
Ordinary resolution number 5
Re-election of director
“Resolved that Mr RM Godsell who retires
in terms of the Articles of Association and
who is eligible and available for re-
election, is hereby re-elected as a director
of the company.”
The reason for proposing ordinary
resolution number 5 is because
Mr RM Godsell retires as a director of the
company by rotation at the annual general
meeting.
Bobby Godsell, MA, was appointed to the
AngloGold board as chief executive officer
in April 1998 and as chairman in
December 2000. He relinquished his role
Notice of annual general meeting

NOTICE OF ANNUAL GENERAL MEETING

as chairman of AngloGold in May 2002.
He has 29 years of service with
companies associated with the mining
industry, and has served as a non-
executive director of Anglo American plc
since March 1999. He is also the
immediate past chairman of the World
Gold Council.
6.
Ordinary resolution number 6
Re-election of director
“Resolved that Dr TJ Motlatsi, who retires
in terms of the Articles of Association and
who is eligible and available for re-
election, is hereby re-elected as a director
of the company.”
The reason for proposing ordinary
resolution number 6 is because
Dr TJ Motlatsi retires as a director of the
company by rotation at the annual general
meeting.
James Motlatsi was appointed to the
AngloGold board in April 1998 and as
deputy chairman in May 2002. He has
been associated with the South African
mining industry since 1970, and is a past
president of the National Union of
Mineworkers. He is chief executive officer
of TEBA Limited.
7.
Ordinary resolution number 7
Election of director
“Resolved that Mr RE Bannerman, who
retires in terms of Article 92 of the Articles
of Association and who is eligible and
available for election, is hereby elected as
a director of the company.”
The reason for proposing ordinary
resolution number 7 is because
Mr
RE Bannerman, having been
appointed a director since the previous
annual general meeting, holds office only
until this year’s annual general meeting.
Reginald Bannerman, MA (Oxon), LLM
(Yale), was appointed to the board in
February 2006. He is currently the principal
partner at Messrs Bruce-Lyle, Bannerman
& Thompson Attorneys in Ghana. He is a
member of the General Legal Council of
Ghana and a member of the board of the
Valco Trust Fund, the largest privately run
trust in Ghana. A former lecturer in law at
the Ahmadu Bello University in Nigeria,
Reginald was also formerly the mayor of
Accra, the capital city of Ghana.
8.
Ordinary resolution number 8
Election of director
“Resolved that Mr R Carvalho Silva, who
retires in terms of Article 92 of the Articles
of Association and who is eligible and
available for election, is hereby elected as
a director of the company.”
The reason for proposing ordinary
resolution number 8 is because
Mr R Carvalho Silva, having been
appointed a director since the previous
annual general meeting, holds office only
until this year’s annual general meeting.
Roberto Carvalho Silva, BAcc, BCorp
Admin, joined the Anglo American group
in Brazil in 1973 and was appointed
president and CEO of AngloGold South
America in January 1999. He became
executive officer, South America for
AngloGold in 2000 and chief operating
officer – international in May 2005 when
he was appointed to the board.
9.
Ordinary resolution number 9
Election of director
“Resolved that Mr R Médori who retires in
terms of Article 92 of the Articles of
Association and who is eligible and
available for election, is hereby elected as
a director of the company.”
The reason for proposing ordinary
resolution number 9 is because
Mr R Médori, having been appointed a
director since the previous annual general
meeting, holds office only until this year’s
annual general meeting.
René Médori, Doctorate Economics, Grad
(Fin), was appointed to the AngloGold
Ashanti board in August 2005. He is the
finance director of Anglo American plc.
10. Ordinary resolution number 10
Election of director
“Resolved that Mr NF Nicolau who retires
in terms of Article 92 of the Articles of
Association and who is eligible and
available for election, is hereby elected as
a director of the company.”
The reason for proposing ordinary
resolution number 10 is because
Mr NF Nicolau, having been appointed a
director since the previous annual general
meeting, holds office only until this year’s
annual general meeting.

Neville Nicolau, B Tech (Min Eng), MBA, was
appointed the executive officer responsible
for AngloGold’s South Africa region in
November 2001 and chief operating officer –
Africa in May 2005 when he was appointed
to the board. He has 27 years of experience
in the mining industry.
11. Ordinary resolution number 11
Election of director
“Resolved that Mr S Venkatakrishnan who
retires in terms of Article 92 of the Articles
of Association and who is eligible and
available for election, is hereby elected as
a director of the company.”
The reason for proposing ordinary
resolution number 11 is because
Mr S Venkatakrishnan, having been
appointed a director since the previous
annual general meeting, holds office only
until this year’s annual general meeting.
Srinivasan Venkatakrishnan (Venkat),
BCom, ACA (ICAI), was the finance
director of Ashanti Goldfields Company
Limited from 2000 until the merger with
AngloGold in 2004. Prior to joining
Ashanti, Venkat was a director in the
Reorganisation Services Division of
Deloitte & Touche in London. He was
appointed to the board of AngloGold
Ashanti in August 2005.
12. Ordinary resolution number 12
Placement of shares under the control
of the directors
“Resolved that subject to the provisions of
the Companies Act (Act 61) of 1973, as
amended, and the Listings Requirements of
the JSE Limited, from time to time, the
directors of the company are hereby, as a
general authority and approval, authorised to
allot and issue, in their discretion, and for
such purposes as they may determine, up to
10% of the authorised but unissued ordinary
shares of 25 cents each in the share capital
of the company remaining after setting aside
so many ordinary shares of 25 cents each as
may be required to be allotted and issued by
the company pursuant to the AngloGold
Limited Share Incentive Scheme, the Long-
Term Incentive Plan and the Bonus Share
Plan and for purposes of the conversion of
the US$1,000,000,000, 2.375% Guaranteed
Convertible Bonds issued by AngloGold
Ashanti Holdings plc.”
The reason for proposing ordinary
resolution number 12 is to seek a general
authority placing a portion of the unissued
ordinary shares of the company under the
control of the directors. The directors
consider it advantageous to renew this
authority to enable the company to take
advantage of business opportunities
which might arise in the future.
13. Ordinary resolution number 13
Issuing of shares for cash
“Resolved that, subject to Ordinary
Resolution No. 12 being passed and in
terms of the Listings Requirements of the
JSE Limited (JSE) from time to time (the
JSE Listings Requirements), the directors
are hereby authorised to allot and issue for
cash without restrictions to any public
shareholder, as defined by the JSE
Listings Requirements, as and when
suitable opportunities arise, in their
discretion, the authorised but unissued
ordinary shares of 25 cents each in the
share capital of the company which were
placed under the control of the directors
as a general authority in terms of Ordinary
Resolution No. 12, subject to the following
conditions:
(a)
this authority shall only be valid until
the next annual general meeting but
shall not extend beyond 15 months;
(b)
a paid press announcement giving
full details, including the impact on
net asset value and earnings per
share, be published after any issue
representing, on a cumulative basis
within one financial year, 5% or more
of the number of ordinary shares in
issue prior to the issue concerned;
(c)
the issues for cash in the aggregate
in any one financial year shall not
exceed 10% of the number of shares
of the company’s unissued ordinary
share capital;
(d)
in determining the price at which an
issue of shares for cash will be made
in terms of this authority, the
maximum discount permitted shall
be 10% of the weighted average
traded price of the ordinary shares
on the JSE (adjusted for any
dividend declared but not yet paid or
for any capitalisation award made to
shareholders), over the 30 business
days prior to the date that the price
of the issue is determined or agreed
by the directors of the company; and
NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

(e)
this authority includes the issue of
shares arising from any options or
convertible securities issued for cash
other than in respect of which a
specific authority for such issue has
been obtained.”
The reason for proposing ordinary
resolution number 13 is that the directors
consider it advantageous to renew this
authority to enable the company to take
advantage of any business opportunity
which might arise in the future. The
proposed renewal of this authority is in
compliance with the JSE Listings
Requirements relating to the issue of
shares for cash.
A 75% majority of the votes cast by
shareholders present or represented by
proxy at the meeting is required for the
approval of this ordinary resolution.
Special business
14. Ordinary resolution number 14
President’s remuneration
“Resolved that, in accordance with the
provisions of Article 73 of the Articles of
Association, the remuneration for the
president of the company, including his
remuneration as a director, shall, with
effect from 6 May 2006, be R300,000 per
annum, payable quarterly in arrear. The
remuneration payable shall be in
proportion to the period that the president
has held office during the year.”
The reason for proposing this ordinary
resolution is because the office of the
president has become non-executive.
This will bring the remuneration of the
president to an equitable level. This
resolution is in addition to the resolution
passed by shareholders at the annual
general meeting of the company on
29 April 2004 (when the office of president
had then not been created) in connection
with directors’ revised fees, which
included travel allowances. On the basis
of the current 12 non-executive directors,
their aggregate annual remuneration
payable in rands will increase from
R1,180,000 to R1,370,000 and that
payable in dollars will remain unchanged
at $162,000.
Executive directors do not receive
payment of directors’ remuneration.
The company will disregard any votes cast by:
–
the chairman, deputy chairman,
president, non-executive directors
and executive directors;
–
an associate of that person or group
of persons stated above;
However, the company will not disregard a
vote if:
–
it is cast by a person as proxy for a
person who is entitled to vote in
accordance with the directions on
the proxy form; or
–
it is cast by the person chairing the
meeting as a proxy of a person who
is entitled to vote in accordance with
a direction on the proxy form to vote
as the proxy decides.
15. Special resolution number 1
Acquisition of company’s own shares
“Resolved that the acquisition in terms of
Section 85 of the Companies Act (Act 61) of
1973, as amended, (the Act) and the
Listings Requirements of the JSE Limited
(JSE) from time to time (the JSE Listings
Requirements), by the company of ordinary
shares issued by the company, and the
acquisition in terms of Section 89 of the Act
and the JSE Listings Requirements by the
company and any of its subsidiaries, from
time to time, of ordinary shares issued by
the company, is hereby approved as a
general approval, provided that:
–
any such acquisition of shares shall
be implemented through the order
book operated by the JSE trading
system and done without any prior
understanding or arrangement
between the company and the
counter party; and/or on the open
market of any other stock exchange
on which the shares are listed or
may be listed and on which the
company may, subject to the
approval of the JSE and any other
stock exchange as necessary, wish
to effect such acquisition of shares;
–
this approval shall be valid only until
the next annual general meeting of
the company, or for 15 months from
the date of this resolution, which-
ever period is shorter;

–
an announcement containing details
of such acquisitions will be
published as soon as the company,
or the subsidiaries collectively, shall
have acquired ordinary shares
issued by the company constituting,
on a cumulative basis, not less than
3% of the number of ordinary shares
in the company in issue as at the
date of this approval; and an
announcement containing details of
such acquisitions will be published in
respect of each subsequent
acquisition by either the company, or
by the subsidiaries collectively, as
the case may be, of ordinary shares
issued by the company, constituting,
on a cumulative basis, not less than
3% of the number of ordinary shares
in the company in issue as at the
date of this approval;
–
the company, and its subsidiaries
collectively, shall not in any financial year
be entitled to acquire ordinary shares
issued by the company constituting, on
a cumulative basis, more than 20% of
the number of ordinary shares in the
company in issue as at the date of this
approval;
–
shares issued by the company may not
be acquired at a price greater than
10% above the weighted average
market price of the company’s shares
for the five business days immediately
preceding the date of the relevant
acquisition.”
The reason for this special resolution is to
grant the directors of the company a general
authority for the acquisition of the company’s
ordinary shares by the company, or by a
subsidiary of the company.
The effect of this special resolution will be
to authorise the directors of the company
to procure that the company or any of its
subsidiaries may purchase ordinary shares
issued by the company on the JSE or any
other stock exchange on which the
company’s shares are or may be listed.
The directors, after considering the effect
of a repurchase, up to the maximum limit,
of the company’s issued ordinary shares,
are of the opinion that if such repurchases
were implemented:
–
the company and the group would be
able in the ordinary course of business
to pay its debts for a period of
12 months after the date of the notice
issued in respect of the annual general
meeting;
–
the assets of the company and the
group would be in excess of the
liabilities of the company and the group
for a period of 12 months after the date
of the notice issued in respect of the
annual general meeting. For this
purpose, the assets and liabilities
would be recognised and measured
in accordance with the accounting
policies used in the latest audited
group annual financial statements;
–
the ordinary capital and reserves of
the company and the group would
be adequate for a period of
12 months after the date of notice
issued in respect of the annual
general meeting; and
–
the working capital of the company
and the group would be adequate
for a period of 12 months after the
date of notice issued in respect of
the annual general meeting.
At the present time the directors have no
specific intention with regard to the utilisation
of this authority which will only be used if the
circumstances are appropriate.
The company will ensure that its sponsor
provides the necessary sponsor letter on the
adequacy of the working capital in terms of
section 2.12 of the Listings Requirements of
the JSE prior to the commencement of any
purchases of the company’s shares on the
open market.
In terms of section 11.23 of the Listings
Requirements of the JSE, the following
information is disclosed in the Annual
Report 2005:
Page
Directors and management 23 to 26
Major shareholders 118 and 265
Material change 124
Directors’ interest in securities 125
Share capital of the company     118 and 119
Responsibility statement
126
Litigation 124
NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

Voting instructions
A shareholder entitled to attend and vote at the
annual general meeting may appoint one or more
proxies to attend, speak and, on a poll, vote in
his/her stead. A proxy need not be a shareholder
of the company. A form of proxy/CDI voting
instruction form, accompanies this notice.
Duly completed proxy forms must be received by
the share registrars by no later than 11:00 (South
African time) on Wednesday, 3 May 2006. Duly
completed CDI voting instruction forms must be
received by the share registrars in Perth, Australia,
by 11:00 (Perth time) on Tuesday, 2 May 2006.
The attention of shareholders is directed to
the additional notes contained in the form of
proxy and the CDI voting instruction form,
relating to the completion and timeous
submission of such forms.
In accordance with the AngloGold Ashanti
Depositary Securities (GhDSs) Agreement
dated 26 April 2004, the Depositary will mail
an appropriate notice, together with a voting
instruction form, to holders of GhDSs
(Holders). Holders may direct the Depositary
via the voting instruction forms to vote on their
behalf in the manner such Holders may direct.
Shareholders on the South African register
who have dematerialised their shares in the
company (other than those shareholders
whose shareholding is recorded in their own
name in the sub-register maintained by their
Central Securities Depository Participant
(CSDP)) and who wish to attend the annual
general meeting in person, will need to
request their CSDP or broker to provide them
with the necessary authority in terms of the
custody agreement entered into between
them and the CSDP or broker.
By order of the board
Ms Y Z Simelane
Managing Secretary
Johannesburg
15 March 2006
Registered and corporate office
11 Diagonal Street
Johannesburg
2001
South Africa

N1
Pretoria
N1
Sandton
N3
M1
R24
CBD
M2
N12
N1
Bloemfontein
MELVILLE
RICHMOND
AUCKLAND
PARK
The Country
Club
Johannesburg
PARKTOWN
to SANDTON
Empire
SABC
COTTESLOE
to
JOHANNESBURG

NOTICE OF ANNUAL GENERAL MEETING

Important notes about the annual general meeting (AGM)
Date
Friday, 5 May 2006.
Venue
The Country Club Johannesburg, Napier
Road, Auckland Park, Johannesburg, South
Africa.
Timing
The AGM will start promptly at 11:00.
Refreshments
Refreshments will be served after the meeting.
Travel information
The accompanying map indicates the location
of The Country Club Johannesburg.
Admission
Shareholders and others attending the AGM
are asked to register at the registration desk
at the venue. Shareholders and proxies may
be required to provide proof of identity.
Security
Secured parking is provided at the venue.
Mobile telephones should be switched off
during the AGM.
Enquiries and questions
Shareholders who intend to ask a question
related to the business of the AGM or on
related matters are asked to furnish their
name, address and question(s) at the
registration desk. Personnel will be available
to provide any advice and assistance required.
Queries about the AGM
If you have any queries about the AGM, please
telephone any of the contact names listed on
the inside back cover of the accompanying
annual report.

w w w . a n g l o g o l d a s h a n t i . c o m
37906

This form of proxy is only to be completed by those AngloGold Ashanti shareholders who hold ordinary shares in certificated form or recorded in sub-registered dematerialised electronic form in “own name”. Other AngloGold Ashanti shareholders who hold dematerialised ordinary shares are required to refer to paragraph 2 of the “Notes” for further instructions.
I/We
(Name in BLOCK LETTERS)
of
(Address in BLOCK LETTERS)
being a shareholder(s) of the company:
hereby appoint of
or, failing him/her, of or, failing him/her,
the chairman of the annual general meeting, as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the annual general meeting of shareholders to be held at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, South Africa, on
Friday, 5 May 2006 at 11:00 and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:
Please indicate with an “X” in the appropriate spaces how votes are to be cast
For
Against
Abstain
Ordinary business
1.
Ordinary Resolution No. 1
Adoption of financial statements
2.
Ordinary Resolution No. 2
Re-election of director Mr FB Arisman
3.
Ordinary Resolution No. 3
Re-election of director Mrs E le R Bradley
4.
Ordinary Resolution No. 4
Re-election of director Mr RP Edey
5.
Ordinary Resolution No. 5
Re-election of director Mr RM Godsell
6.
Ordinary Resolution No. 6
Re-election of director Dr TJ Motlatsi
7.
Ordinary Resolution No. 7
Election of director Mr RE Bannerman
8.
Ordinary Resolution No. 8
Election of director Mr R Carvalho Silva
9.
Ordinary Resolution No. 9
Election of director Mr R Médori
10. Ordinary Resolution No. 10
Election of director Mr NF Nicolau
11. Ordinary Resolution No. 11
Election of director Mr S Venkatakrishnan
12. Ordinary Resolution No.12
Placement of unissued shares under the control of the directors
13. Ordinary Resolution No. 13
Authority to issue shares for cash
Special business
14. Ordinary Resolution No. 14
Approval of remuneration of the company’s president as non-executive director
15. Special Resolution No. 1
Authority to acquire the company’s own shares
A shareholder entitled to attend and vote at the abovementioned meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.
Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.
Please indicate with an "X" in the appropriate spaces above how votes are to be cast.
Signed at on 2006
Signature
Please read the notes on the reverse side hereof
This form of proxy is not for use by holders of American Depositary Shares, CHESS Depositary Interests and Ghana Depositary Shares
ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
(“AngloGold Ashanti” or “the company”)
Form of proxy
37906

Notes
1.
A form of proxy is only to be completed by those ordinary
shareholders who are:
1.1
holding ordinary shares in certificated form; or
1.2
recorded on sub-register dematerialised electronic form
in “own name”.
2.
Shareholders who have dematerialised their shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) who wish to attend the annual general meeting in person, will need to request their
CSDP to provide them with the necessary authority in terms of the custody agreement entered into between the
dematerialised shareholder and the CSDP.
3.
A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the
chairman of the annual general meeting", but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person present at the annual general meeting whose name appears first on the list of names
overleaf, shall be the validly appointed proxy for the
shareholder at the annual general meeting.
4.
A shareholder's instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy
is not obliged to use all the votes exercisable by the
shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the
proxy to vote or abstain from voting at the annual general
meeting as he/she deems fit in respect of all the shareholder’s votes exercisable at the annual general meeting.
5.
Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.
Notes
6.
Documentary evidence establishing the authority of a person
signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars in South Africa, the United Kingdom,
Australia or Ghana.
7.
When there are joint holders of shares, any one holder may sign the form of proxy.
8.
The completion and lodging of this form of proxy will not
preclude the shareholder who grants the proxy from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.
9.
The chairman of the annual general meeting may reject or
accept any form of proxy which is completed and/or received
otherwise than in accordance with these notes, provided that he is satisfied as to the manner in which the shareholder
concerned wishes to vote.
10. Completed forms of proxy should be returned to one of the undermentioned addresses by no later than 11:00 (South
African time) on Wednesday, 3 May 2006:
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor, 70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Computershare Investor Services PLC
PO Box 82, The Pavilions, Bridgwater Road
Bristol BS99 7NH, England, United Kingdom
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace, Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia
NTHC Limited
Martco House, Off Kwame Nkrumah Avenue
PO Box KIA 9563 Airport, Accra
Ghana

FOR COMPLETION BY AUSTRALIAN HOLDERS OF CHESS DEPOSITARY INTERESTS (CDIs)
Holders of CDIs should use this form to direct CHESS Depositary Nominees Pty Limited to enable them to vote on the resolutions as detailed below. The CDI Voting Instruction Form gives your voting instructions to CHESS Depositary Nominees Pty Limited to enable them to vote the underlying ordinary shares on your behalf.
Please Note: Every 5 CDIs carry the right to one vote.
I/We
being a holder of CDIs of the company direct CHESS Depositary Nominees Pty Limited to vote for me in respect of all the CDIs held in my/our name at the annual general meeting of the company to be held at The Country Club Johannesburg, Napier Road, Auckland Park,
Johannesburg, South Africa, on Friday, 5 May 2006 at 11:00 and at any adjournment thereof. I direct CHESS Depositary Nominees Pty
Limited to vote as follows:
Please indicate with an “X” in the appropriate spaces how votes are to be cast
For
Against
Abstain
Ordinary business
1.
Ordinary Resolution No. 1
Adoption of financial statements
2.
Ordinary Resolution No. 2
Re-election of director Mr FB Arisman
3.
Ordinary Resolution No. 3
Re-election of director Mrs E le R Bradley
4.
Ordinary Resolution No. 4
Re-election of director Mr RP Edey
5.
Ordinary Resolution No. 5
Re-election of director Mr RM Godsell
6.
Ordinary Resolution No. 6
Re-election of director Dr TJ Motlatsi
7.
Ordinary Resolution No. 7
Election of director Mr RE Bannerman
8.
Ordinary Resolution No. 8
Election of director Mr R Carvalho Silva
9.
Ordinary Resolution No. 9
Election of director Mr R Médori
10. Ordinary Resolution No. 10
Election of director Mr NF Nicolau
11. Ordinary Resolution No. 11
Election of director Mr S Venkatakrishnan
12. Ordinary Resolution No.12
Placement of unissued shares under the control of the directors
13. Ordinary Resolution No. 13
Authority to issue shares for cash
Special business
14. Ordinary Resolution No. 14
Approval of remuneration of the company’s president as non-executive director
15. Special Resolution No. 1
Authority to acquire the company’s own shares
Notes:
1.
All the votes need not be exercised, neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.
3. When there are joint holders of CDIs, any one holder may sign the Voting Instruction Form.
4.
Documentary evidence establishing the authority of a person signing the Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the share registrars.
5.
Signature of this Voting Instruction Form on behalf of a company must be in accordance with that company’s constitution and the signatory must state his/her office in the company concerned.
6.
Completed CDI Voting Instruction Forms should be returned to Computershare Investor Services Pty Limited, Level 2, 45 St George’s
Terrace, Perth WA 6000 or GPO Box D182, Perth WA 6840 by no later than 11:00 Perth, Australia time, on Tuesday, 2 May 2006.
Signed at on 2006
Name in
BLOCK LETTERS
Signature
(Initials and surname of joint holders, if any)
ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
ASX Share code: AGG
(“AngloGold Ashanti” or “the company”)
CDI voting instruction form
37906

FOR COMPLETION BY HOLDERS OF GHANA DEPOSITARY SHARES (GhDSs)
This GhDS Voting instruction Form is to enable you to instruct NTHC Limited, as Depositary, how to vote on the resolutions detailed below on your behalf. Please note: every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.
I/We
being the registered holder(s) of GhDSs of the company direct NTHC Limited to vote for me/us in respect of all the GhDSs held in my/our name at the annual general meeting of the company to be held at The Country Club Johannesburg, Napier Road, Auckland Park,
Johannesburg, South Africa, on Friday, 5 May 2006 at 11:00 and at any adjournment thereof. I/We direct NTHC Limited to vote as follows:
Please indicate with an “X” in the appropriate spaces how votes are to be cast
For
Against
Abstain
Ordinary business
1.
Ordinary Resolution No. 1
Adoption of financial statements
2.
Ordinary Resolution No. 2
Re-election of director Mr FB Arisman
3.
Ordinary Resolution No. 3
Re-election of director Mrs E le R Bradley
4.
Ordinary Resolution No. 4
Re-election of director Mr RP Edey
5.
Ordinary Resolution No. 5
Re-election of director Mr RM Godsell
6.
Ordinary Resolution No. 6
Re-election of director Dr TJ Motlatsi
7.
Ordinary Resolution No. 7
Election of director Mr RE Bannerman
8.
Ordinary Resolution No. 8
Election of director Mr R Carvalho Silva
9.
Ordinary Resolution No. 9
Election of director Mr R Médori
10. Ordinary Resolution No. 10
Election of director Mr NF Nicolau
11. Ordinary Resolution No. 11
Election of director Mr S Venkatakrishnan
12. Ordinary Resolution No.12
Placement of unissued shares under the control of the directors
13. Ordinary Resolution No. 13
Authority to issue shares for cash
Special business
14. Ordinary Resolution No. 14
Approval of remuneration of the company’s president as non-executive director
15. Special Resolution No. 1
Authority to acquire the company’s own shares
Notes:
1.
The right to vote on each of the resolutions need not be exercised, neither need all the votes be cast in the same way.
2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.
3. In the case of joint holders of GhDSs, any one holder may sign the Voting Instruction Form.
4.
Documentary evidence establishing the authority of a person signing the Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the Depositary.
5.
Signature of this Voting Instruction Form on behalf of a company must be in accordance with that company’s constitution and the signatory must state his/her office in the company concerned.
6.
Completed GhDS Voting Instruction Forms should be returned to NTHC Limited, Martco House, off Kwame Nkrumah Avenue,
PO Box KIA 9563 Airport, Accra, Ghana by no later than 11:00 Ghana time on Tuesday, 2 May 2006.
Signed at on 2006
Name in
BLOCK LETTERS
Signature
(Initials and surname of joint holders, if any)
It is understood that, if this form is not signed and returned, the depositary will not vote for such resolutions.
ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
GSE codes: Share: AGA; GhDSs: AAD
(“AngloGold Ashanti” or “the company”)
GhDS voting instruction form
37906

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date:
MARCH 15, 2006
By: /s/ C R BULL
_
Name: C R Bull
Title:    Company Secretary